Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Universal Truckload Services, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-123385 and 333-187587) on Forms S-8 and S-3 of Universal Truckload Services, Inc. and subsidiaries (the Company) of our reports dated March 18, 2013, except as to the restatement of the effectiveness of internal control over financial reporting for the material weaknesses related to the LINC Logistics Company, which is as of November 27, 2013, with respect to the consolidated balance sheets of the Company as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K/A of the Company.

Our report dated March 18, 2013, except as to the restatement of the effectiveness of internal control over financial reporting for the material weaknesses related to the LINC Logistics Company, which is as of November 27, 2013, on the effectiveness of internal control over financial reporting as of December 31, 2012, expresses our opinion that the Company did not maintain effective internal control over financial reporting because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the material weaknesses related to ineffective segregation of duties and general information technology controls to restrict user access and to review the development, change management, and maintenance of system applications; and ineffective controls over the completeness, accuracy and validity of manual journal entries at the LINC Logistics Company.

/s/ KPMG LLP

Detroit, Michigan

November 27, 2013